EXHIBIT 4(a)

                   FIRST AMENDMENT TO INDENTURE

     This First Amendment to Indenture (this "First Amendment") is entered into effective as of February 18, 1997 by and between Richardson Electronics, Ltd., a Delaware corporation (the "Company"), and First Trust National Association, as Trustee (the "Trustee").

                             RECITALS

     A. The Company and the Trustee (as successor trustee to Continental Illinois National Bank and Trust Company of Chicago) are parties to that certain Indenture dated as of December 15, 1986, pursuant to which the Trustee is acting as trustee in connection with the Company's 7-1/4% Convertible Subordinated Debentures due December 15, 2006 (the "Indenture").

     B. The Company desires to modify and amend certain provisions of the Indenture, and the Trustee, having received the written consent to such modifications and amendments from the holders of a majority of the principal amount of the outstanding 7-1/4% Convertible Subordinated Debentures due December 15, 2006 of the Company, is willing to enter into such modifications and amendments, as set forth herein.

                            AGREEMENT

     For and in consideration of the mutual benefits to be received and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company and Trustee agree as follows for the benefit of each other and for the equal and ratable benefit of the holders of the 7-1/4% Convertible Subordinated Debentures due December 15, 2006 of the Company:

     1. Unless otherwise indicated herein, capitalized terms used in this First Amendment have the meaning set forth in the Indenture.

     2.   The Indenture is hereby amended as follows:

          2.1 Section 4.02 is hereby deleted in its entirety and the following is inserted in lieu thereof:

               "SECTION 4.02.  Limitation on Dividends and Stock Purchases.
               The Company may not declare or pay any dividend or make any distribution on its capital stock or to its shareholders
               (other than dividends or distributions payable in its capital stock) or purchase, redeem or otherwise acquire or retire for value, or permit any Subsidiary to purchase or otherwise acquire for value, any capital stock of the Company (i) if at the time of such action an Event of Default shall have occurred and be continuing, or occur as a consequence of any such action, or (ii) if, upon giving effect to such dividend, distribution, purchase, redemption, or other acquisition or retirement, the aggregate amount expended for all such purposes (the amount expended for such purposes, if other than in cash, to be determined by the Board of Directors, whose determination shall be conclusive and evidenced by a resolution of the Board of Directors filed with the Trustee) subsequent to May 31, 1996, shall exceed the sum of
               (a) the aggregate Consolidated Net Income (or, in case such aggregate Consolidated Net Income shall be a deficit, minus such deficit) of the Company earned on a cumulative basis subsequent to May 31, 1996, (b) the aggregate net proceeds, including the fair market value of property other than cash
               (as determined by the Board of Directors, whose determination shall be conclusive and evidenced by a resolution of the Board of Directors filed with the Trustee), received by the Company from the issue or sale, other than to a subsidiary, after May 31, 1996 of capital stock of the Company, (c) the aggregate net proceeds received by the Company from the issue or sale, other than to a subsidiary, of any indebtedness (including the Securities) of the Company issued subsequent to May 31, 1996 which has been converted into capital stock of the Company, plus (d) $20,000,000; provided, however, that such provisions will not prevent (i) the payment of any dividend within 60 days after the date of declaration if the payment complied with the foregoing provisions on the date of declaration, (ii) the retirement of any shares of the Company's capital stock by exchange for, or out of the proceeds of, the substantially concurrent sale of other shares of its capital stock, including without limitation, the conversion of the Company's Class B Common Stock, $.05 par value, ("Class B Common Stock"), or (iii) the call for redemption of any convertible preferred stock of the Company under an agreement with a responsible underwriter designed to insure that all such stock is converted rather than redeemed."

          2.2 Section 6.01(4) is hereby deleted in its entirety and the following is inserted in lieu thereof:

               "(4) the happening of an event of default as defined in any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness of the Company or any Subsidiary, whether such Indebtedness now exists or shall hereafter be created, which event of default shall have caused in any one case or in the aggregate in excess of $5,000,000 aggregate principal amount of such Indebtedness to become due and payable prior to the date on which it would otherwise have become due and payable, without such acceleration being rescinded, annulled or otherwise cured within the period and after the notice specified below;"

     3. Except as amended hereby, the Indenture is unchanged and remains in full force and effect.

     IN WITNESS WHEREOF, the parties hereto have caused this First Amendment to be executed as of the day and year first above written.

                         RICHARDSON ELECTRONICS, LTD.,
                         a Delaware corporation

                         By:
                              Edward J. Richardson
                         Its:       Chairman

Attest


William G. Seils, Secretary


                         FIRST TRUST NATIONAL ASSOCIATION,
                         as Trustee


                         By:

                         Its: Vice President

Attest


     Assistant Secretary